SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to
Commission file number 1-8962
The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)
Pinnacle West Capital Corporation
(Name of issuer)
400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTE: Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Pinnacle West Capital Corporation Savings Plan
Phoenix, Arizona
We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Phoenix, Arizona
June 21, 2007

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments (Notes 2, 4 & 5)	$833,989,830	$715,898,895

RECEIVABLES:
Employer contributions	—	2,048,823
Participant contributions	—	1,609,167
Interest and other receivables	1,113,433	62,257

Total receivables	1,113,433	3,720,247

Total assets	835,103,263	719,619,142

LIABILITIES:
Securities purchased, net	58,101	1,213,843

NET ASSETS AT FAIR VALUE	835,045,162	718,405,299

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,512,371	2,682,961

NET ASSETS AVAILABLE FOR BENEFITS	$836,557,533	$721,088,260

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Contributions (Note 1):
Employer	$14,395,915
Participants	44,994,274

Total contributions	59,390,189

Investment income (Note 2):
Dividend, interest and other income	20,307,751
Net realized/unrealized appreciation in fair value of investments (Note 5)	83,945,892

Total investment income	104,253,643

Total additions	163,643,832

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefit payments	47,976,570
Administrative expenses	197,989

Total deductions	48,174,559

Increase in net assets	115,469,273

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	721,088,260

End of year	$836,557,533

See Notes to Financial Statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
     The following description of The Pinnacle West Capital Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation (“Pinnacle West” or the “Company”). The Plan is made up of two component plans, a profit sharing component with cash or deferred features and a stock bonus component which constitutes an Employee Stock Ownership Plan (“ESOP”). The ESOP component of the Plan consists of Plan assets invested in the Pinnacle West Stock Fund and the balance of all Plan assets constitutes the profit sharing component. The Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Wells Fargo Bank, Minnesota, N.A. (“Trustee”) served as the Trustee of the Plan until March 28, 2007. See Note 8 for additional information.
     Effective April 5, 2006 State Street Bank and Trust Company was appointed as investment manager under the Plan to (1) manage the liquidity of the Pinnacle West Stock Fund, and (2) review and direct the Trustee on voting proxies received for shares of Pinnacle West common stock (except for those shares for which the Trustee receives participant directions) and nine mutual funds held in the Plan.
Eligibility
     Generally, most active full-time employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, APS Energy Services Company, Inc., El Dorado Investment Company and the active salaried employees of SunCor Development Company (collectively, the “Employer”), are eligible to participate in (1) the pre-tax and after-tax features of the Plan on the first day of the month following their attainment of age 18 and completion of thirty-one consecutive days of employment and (2) the matching feature on the first day of the month following their attainment of age 18 and completion of six months of service. Eligible employees hired in a classification other than regular full-time are eligible to participate upon attainment of age 18 and completion of 1,000 hours of service during a 12-month period of employment beginning on their date of hire or an anniversary of that date. The Plan provides credit for periods of employment with an affiliate of Pinnacle West as if the service was performed for the Employer. See Note 8 for additional information.
Contributions
     The Plan allows participants to contribute up to 50% of their base pay on a pre-tax basis or after-tax basis, provided that in no event can the combined pre-tax and after-tax contributions made by any participant in any year exceed 50% of their base pay. The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum allowable pre-tax contribution ($15,000 for 2006) and catch—up contribution ($5,000 for 2006) will increase in future years based on the cost of living index. See Note 8 for additional information.
     Employer contributions are fixed at 75% of the first 6% of base pay that a participant contributes to the Plan on a pre-tax basis (excluding catch-up contributions) for participants (excluding active salaried employees of SunCor Development Company) hired on or after January 1, 2003, for active salaried employees of SunCor Development Company hired on or after January 1, 2006 and for participants electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and active salaried employees of SunCor Development Company hired prior to January 1, 2006, not electing to participate in the Retirement Account Balance Plan feature of the Pinnacle West Capital Corporation Retirement Plan receive an employer match of 50% on the first 6% of base pay they contribute to the Plan on a pre-tax basis (excluding catch-up contributions).
     While the Employer contributions may be in cash, common stock, or other property acceptable to the Trustee, from January 1, 2006 through March 2007, Employer contributions were in cash and were allocated to the Pinnacle West Stock Fund. Non-cash contributions are recorded at fair value. See Note 8 for additional information.

     The Plan allows rollover contributions from other qualified plans subject to certain criteria. See Note 8 for additional information.
     Participants may elect to receive dividends on Pinnacle West stock in their account in the form of cash. If a participant does not elect to receive the dividend in the form of cash prior to the dividend payable date for that dividend, it is automatically reinvested in the Pinnacle West Stock Fund.
Participant Accounts
     Individual accounts are maintained for each Plan participant. Each participant has separate accounts (sources of money) that are credited with the participant’s pre-tax, after-tax, rollover contributions (if any), the Employer’s matching contributions and an allocation of Plan earnings. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocations of earnings and losses are based on participant account balances. The benefit to which a participant is entitled is the portion of the participant’s account that has vested, as defined below.
Investment Choices
     Participants direct their contributions into one or more of the following investment options: Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. Employer contributions were automatically invested in the Pinnacle West Stock Fund through March 2007. Effective January 1, 2007, the Plan permits all participants to transfer amounts in their Employer contributions account or Employer transfer account from the Pinnacle West Stock Fund to one or more of the other investment options available under the Plan. See Notes 6 and 8 for additional information.
Loan Feature
     Participants may borrow money from their pre-tax contributions account, vested Employer contributions account and rollover account (if any). Participants may not borrow against their Employer transfer account, or their after-tax contributions account. See Note 8 for additional information.
     The minimum participant loan allowed is $1,000. The maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000, reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to five years, or up to 15 years for the purchase of a principal residence. An administrative fee is charged to the participant’s account for each loan.
     The interest rate is determined at the time the loan is requested and is fixed for the life of the loan. The interest rate shall be at least as great as the interest rate charged by the Trustee to its individual clients for an unsecured loan on the date the loan is made. The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued. Interest rates for loans issued during 2006 ranged from 8.25% to 9.25%. Interest rates for outstanding loans as of December 31, 2006 and 2005 ranged from 5% to 10.5%.
     Loans are treated as an investment of the participant’s accounts. To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis. Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election. Loan repayments, including interest, are generally made through irrevocable payroll deductions. Loans are secured by the participant’s account balance.
Vesting
     Each participant is fully vested in the participant’s pre-tax, after-tax, and rollover contribution (if any) accounts (consisting of the participant’s contributions and related income and appreciation or depreciation) and Employer transfer account. Effective April 1, 2006, active employee participants became 100 percent vested in their Employer contributions account. Former participants become vested in their Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation) upon the first of the following to occur: termination of service by death; disability or retirement; attaining the age of sixty-five or, if later, completing five years of participation in the Plan; termination of the Plan; or complete discontinuance of Employer contributions. Otherwise, such former participants vested in graduated amounts with 100 percent vesting after five years of service, beginning with the employee’s date of hire.

Withdrawals and Distributions
     A participant may at any time make a full or partial withdrawal of the balance in the participant’s after-tax contribution account and rollover contribution account (if any). No withdrawals prior to termination of service are permitted from a participant’s Employer transfer account. No withdrawals prior to termination of service are permitted from the participant’s pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to January 1, 1989. Participants who are fully vested and who have participated in the Plan for five complete plan years may withdraw the amount in their Employer contributions account. When the participant’s employment with the Employer is terminated, the participant can elect to receive, as soon as administratively possible, a distribution of the vested portion of their Employer contributions account together with the participant’s contribution accounts and Employer transfer account. Participants at least age 59-1/2 may withdraw or rollover any portion of their pre-tax contributions or rollover account (if any) while employed. The following are applicable: a maximum of two withdrawals or rollovers may be requested per year; earnings on pre-tax contributions and rollover account are included; there are no restrictions on the reason for withdrawal or rollover (if any), and penalties do not apply. See Note 8 for additional information.
Forfeitures
     Forfeitures of nonvested Employer contributions will occur upon the earlier of distribution following termination of employment with the Employer or the end of the fifth calendar year following the calendar year in which the participant terminated employment. If a former participant who received a distribution becomes re-employed prior to the end of the fifth calendar year following the calendar year in which the participant’s earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant’s Employer contribution account; however, the forfeiture is restored only if the participant repays the full amount previously distributed to them within five years of their date of re-employment or, if earlier, the last day of the fifth calendar year following the calendar year in which the distribution occurred. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $3,466 and $11,628, respectively. Forfeitures are used to reduce future Employer contributions to the Plan. During the year ended December 31, 2006, Employer contributions were reduced by $60,430 from forfeited nonvested accounts.

Termination of the Plan
     It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plan is not assumed as a contractual obligation. The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the Internal Revenue Code. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
     The Plan utilizes various investment instruments including: mutual funds, common and collective trust funds, guaranteed investment contracts, stocks and bonds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investments
     The Plan’s investments are stated at fair value. Benefit-responsive investment contracts are stated at fair value and then adjusted to contract value (see Note 4). Fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Quoted market prices are used to value all other investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common and collective funds are valued at fair value, as determined by the Trustee, based on market prices of the underlying securities. Participant loans are valued at the outstanding loan balances. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
Income Recognition
     Investment transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded as of the ex-dividend date.
Administrative Expenses
     Participants pay implicit Plan record-keeping and administrative fees and explicit administrative fees for loans. Participants pay investment, sales, record-keeping and administrative expenses charged by funds, which are deducted from income and reflected as a reduction of investment return for the fund, and redemption fees for certain funds when not held for the required period of investment. Certain mutual funds have entered into revenue-sharing agreements to pay a portion of the mutual funds’ record-keeping, administrative and/or sales fees to the Plan’s record keeper to largely offset record-keeping and administrative fees for the Plan as a whole. The mutual funds that pay a portion of their expense ratios and/or 12b-1 fees to the record keeper are held in the: Index Fund (0.07%), Large Cap Growth Fund (0.40%), Large Cap Value Fund (0.10%), Mid Cap Core Fund (0.10%), Small Cap Core Fund (0.20%) and International Equity Fund (0.05%). The percentage of each fund’s revenue share is shown in parentheses and is expressed as a percentage of the fund’s net asset value. As of March 29, 2007, the revenue share amounts for the Large Cap Growth Fund, Mid-cap Core Fund and Small Cap Core Fund changed to 0.35%, 0.25% and 0.25% respectively, and the Index Fund’s revenue sharing arrangement was eliminated. Pinnacle West pays the remaining Plan administration expenses such as legal expenses of the Plan. Effective January 1, 2006 and ending April 1, 2007, participant’s accounts are charged an administrative fee for all withdrawals and distributions. See Note 8 for additional information.

Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
3. FEDERAL INCOME TAX STATUS
      Plan management received a determination letter dated June 30, 2003 from the Internal Revenue Service (“IRS”) indicating that the Plan has been determined to be a qualified plan under the provisions of the Internal Revenue Code. In 2004, management identified an error in the manner that vesting and eligibility service has been credited for employees who originally served as temporary employees through leasing arrangements, prior to being hired as an employee of the Company, which impacts the Plan. Legal counsel for the Company filed a submission with the IRS pursuant to the Employee Plans Compliance Resolution System, seeking IRS approval of the method by which the Company proposed to correct this error. At December 31, 2005 an estimate of $1,500,000 was included in Employer contributions receivable to reflect the proposed correction. The proposed methodology for correction was approved by the IRS in a Compliance Statement dated June 6, 2006. The correction to restore the accounts of affected employees was made by contributing approximately $1,400,000 in September 2006. The Company has corrected all operational deficiencies.
     The Plan has been amended since receiving the June 30, 2003 determination letter, and on June 26, 2006 the Company filed a letter with the IRS requesting a favorable determination letter relating to this amendment. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
4. GUARANTEED INVESTMENT CONTRACTS
     The Plan invests in conventional Guaranteed Investment Contracts (“GICs”) and Synthetic Investment Contracts, which are held in the Fixed Income Fund. All investment contracts held by the Plan are considered fully benefit-responsive and are recorded at fair value and adjusted to contract value.
     Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or shares of units of a portfolio of fixed income securities, referred to as the underlying investments. This investment component is “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide for benefit withdrawals and investment exchanges at the full contract value of the synthetic investment contracts (i.e. principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.
     Wrap contract issuers place restrictions on minimum/maximum portfolio durations and on the minimum credit quality of the underlying investments.
     Most of the investments underlying the synthetic contracts have expected average lives. That is, they have a target maturity date that is subject to change depending on market conditions. Should the expected average life of the investments shorten or extend, the crediting rate on the contract is normally reset to reflect the investments’ net yield to maturity. If the underlying investments prepay prior to their expected maturity, the cash flows from the investments are typically reinvested in new investments.
     Investment contracts can be structured as non-participating, participating or a combination therein. Conventional GICs issued by insurance companies are primarily non-participating, wherein the contract holder does not participate in any gains and losses incurred due to performance of the underlying fixed-income portfolio relative to the book value at times of withdrawals. Conversely, Synthetic Investment Contracts, or wrap contracts, issued by insurance companies or banks, are primarily participating, wherein the contract holder participates in gains and losses incurred due to the performance of the underlying fixed-income portfolio relative to book value at times of withdrawals. Gains and losses are amortized through future crediting rate re-sets. Participating structures are the most common structure utilized in the Fixed Income Fund.
     GIC contracts are typically issued with a fixed crediting rate and a fixed maturity that does not change over the life of the contract. Wrap contracts typically re-set on a monthly or quarterly basis as negotiated with the wrap issuer and do not have a final stated maturity date. The wrap contracts in the Fixed Income Fund are predominately re-set on a monthly basis with a one-month look back for the portfolio statistics. The investment contract issuer guarantees a minimum 0% crediting rate although a wrap does not absorb any loss for credit defaults in an underlying portfolio.
     The gross crediting rate formula is negotiated in the wrap contract and is typically represented as:
     CR = (MV/BV)^(1/D)*(1+YTM)-1 where:
•	MV = market value of the portfolio

•	BV = book value of the portfolio

•	D = weighted average duration of the portfolio

•	YTM = annualized dollar or duration weighted yield to maturity of the portfolio
     The net crediting rate is equal to the gross crediting rate minus the wrap fee due the contract issuer. Crediting rates reflect the amortization of realized and unrealized gains and losses in the underlying portfolio over the duration of the portfolio and, in consequence, may not reflect the actual returns achieved in the portfolio. From time to time the crediting rate may be significantly greater or less than current market interest rates.

     There are a number of factors that can influence future crediting rates. Such factors may include but are not limited to: portfolio cash flows, performance of the underlying fixed-income portfolio, current market interest rates for reinvestment, duration posture, credit downgrades, the unexpected receipt of principal and interest payments, extraordinary withdrawals and certain wrap contract terms.
     The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts was 5.32% and 4.96% for the years ended December 31, 2006 and 2005, respectively. The average yield earned by the Fixed Income Fund for all fully benefit-responsive investment contracts, adjusted to reflect the actual interest rate credited to participants, was 4.92% and 4.48% for the years ended December 31, 2006 and 2005, respectively.
     Market value events may limit the ability of the Fixed Income Fund to transact at contract value with the issuer. Market value events are events or conditions, the occurrence of which are outside the normal operation of the Fixed Income Fund and leads to Fixed Income Fund disbursements that have or will have a material adverse affect on the operations of the Fixed Income Fund and a financial effect on the investment contract or wrap issuer’s interest hereunder. Such events may include, but are not limited to: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Fixed Income Fund, transfers to competing options without meeting the equity wash provisions of the Fixed Income Fund, Plan sponsor withdrawals without the appropriate notice to the Fixed Income Fund’s investment manager and/or investment contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency or bankruptcy if such events could result in withdrawals. The probability of the occurrence of any of these events is considered to be remote.
     In the normal course of business, such events or conditions would not limit the ability of the Fixed Income Fund to transact at contract value with the participants in the Fixed Income Fund. The Fixed Income Fund is managed to maintain a certain amount of liquidity to provide for the day-to-day liquidity needs of participants as well as the occasional market value event.

     An issuer can terminate an investment contract upon the event of default by the contract holder, investment manager, or Trustee if the issuer determines in its reasonable discretion, such event has had, or is likely to have a material adverse effect on the issuer’s interest with respect to the contract. Such events may include but are not limited to: management of the portfolio not in accordance with investment guidelines, breach of any material obligation under the wrap agreement, any representation or warranty made by the contract holder becomes untrue in any material way, replacement of the investment manager without prior consent of the issuer, the Plan is terminated or no longer meets the appropriate tax qualifications, or the wrap becomes a prohibited transaction within the meaning of Section 406 of ERISA.
5. INVESTMENTS AND UNITS OF PARTICIPATION
     In accordance with the provisions of the Plan, the Trustee maintains separate units of participation in the Plan and related net asset value per unit for the Fixed Income Fund, Intermediate Bond Fund, Conservative, Moderate and Aggressive LifeStyle Funds, Index Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Core Fund, Small Cap Core Fund, International Fund, and the Pinnacle West Stock Fund. See Note 8 for additional information. The number of units and the related value of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:
2006

Investment	Description	Number of Units	Value
Fixed Income Fund	Fixed Income Fund	11,312,587	$161,983,011	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	1,407,045	14,657,142
Vanguard Lifestrategy Conservative Growth Fund Inst.	Conservative LifeStyle Fund	785,674	13,031,887
Vanguard Lifestrategy Moderate Growth Fund Inst.	Moderate LifeStyle Fund	1,417,829	28,880,077
Vanguard Lifestrategy Growth Fund Inst.	Aggressive LifeStyle Fund	1,491,161	35,616,294
Wells Fargo S&P 500 Index Fund Cl G	Index Fund	2,999,078	136,429,483	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,481,870	43,921,103	*
Putnam Voyager Fund Cl A	Large Cap Growth Fund	2,548,821	46,665,515	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	718,755	19,268,045
BlackRock Value Opportunities Fund C1 I	Small Cap Core Fund	3,056,261	74,872,264	*
American FDS EuroPacific Growth Fund R5	International Fund	1,557,435	72,585,776	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	3,197,437	164,757,900	*
Participant Loans	Participant Loans		21,321,333

Total at fair value			833,989,830
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			1,512,371

Total at contract value			$835,502,201

2005

Investment	Description	Number of Units	Value
Fixed Income Fund	Fixed Income Fund	10,445,275	$142,217,534	**
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	1,218,664	12,667,606
Vanguard Lifestrategy Conservative Growth Fund Inst.	Conservative LifeStyle Fund	668,974	10,367,037
Vanguard Lifestrategy Moderate Growth Fund Inst.	Moderate LifeStyle Fund	1,322,385	24,449,871
Vanguard Lifestrategy Growth Fund Inst.	Aggressive LifeStyle Fund	1,348,358	28,300,240
Wells Fargo S&P 500 Index Fund Cl G	Index Fund	3,177,724	124,744,917	*
T. Rowe Price Equity Income Fund	Large Cap Value Fund	1,059,418	27,390,087
Putnam Voyager Fund, Cl A	Large Cap Growth Fund	2,678,299	46,666,778	*
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	566,995	16,545,042
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	2,768,809	71,594,617	*
American FDS EuroPacific Growth Fund R5	International Fund	1,091,894	45,075,464	*
Pinnacle West Common Stock	Pinnacle West Stock Fund	3,486,639	144,529,966	*
Participant Loans	Participant Loans		21,349,736

Total at fair value			715,898,895
Adjustment from fair value to contract value for fully benefit- responsive investment contracts			2,682,961

Total at contract value			$718,581,856

*	These investments represent 5 percent or more of the Plan’s Net Assets Available for Benefits.

**	See supplemental schedule for underlying investment. No individual underlying investment exceeds 5 percent of net assets available for benefits.

     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value for the year ended December 31, 2006 as follows:

Common and Collective Trusts	$19,033,187
Mutual Funds	33,886,646
Pinnacle West Stock Fund	31,026,059

Net realized/unrealized appreciation in fair value of investments	$83,945,892

6. NON-PARTICIPANT DIRECTED INVESTMENTS
     Information about the net assets and the significant components of the changes in net assets relating to the investments that are not directed by Plan participants (“non-participant directed investments”) as of and for the year ended December 31, 2006 is as follows:

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, beginning of year	$88,712,936
Changes in net assets during the year:
Net realized/unrealized appreciation in fair value of investments	23,286,848
Employer contributions	14,395,915
Benefits paid to participants	(5,706,696)
Transfers to participant directed investments	(18,407,595)

Net Change	13,568,472

Pinnacle West Stock Fund Non-Participant Directed Portion of Net Assets, end of year	$102,281,408

7. EXEMPT RELATED PARTY TRANSACTIONS
     Certain Plan investments include shares of the Wells Fargo Short Term Investments Cl G and Wells Fargo S&P 500 Index Fund Cl G that were managed by the Trustee; therefore, these transactions qualified as exempt party-in-interest transactions. In addition, certain Plan investments consist of Pinnacle West common stock, qualifying these transactions as exempt party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 3,197,437 and 3,486,639 units, respectively, of common stock of Pinnacle West, the sponsoring employer, with a cost basis of $96,585,775 and $99,481,363, respectively. During the year ended December 31, 2006, the Plan recorded dividend income from Pinnacle West common stock of $6,578,844.

8. SUBSEQUENT EVENTS
     Effective March 29, 2007, State Street Bank and Trust Company was appointed as the successor trustee, and JPMorgan Retirement Plan Services was appointed as the recordkeeper of the Plan. Effective with those appointments, the following amendments were made to the Plan:
1.	Effective April 1, 2007, eligible employees hired on or after April 1, 2007 may participate in the pre-tax and after-tax features of the Plan upon the date they are hired or attain age 18, whichever is later.

2.	Employees eligible on or after April 1, 2007 who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment. Employees automatically enrolled contribute 3% on a pre-tax basis with their contributions invested in the default fund.

3.	Effective April 1, 2007, participants may contribute after-tax contributions to a Roth 401(k) account in addition to pre-tax and regular after-tax contributions, and receive Employer matching contributions on their Roth 401(k) contributions.

4.	Effective April 1, 2007, participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date as elected by the participant.

5.	Effective March 29, 2007, Employer contributions are invested in the same investment funds as the participant elects for their future contributions.

6.	Effective April 1, 2007, the Plan will accept rollovers from eligible retirement plans including a 401(k) plan, 457(b) plan, Roth 401(k) account, 403(b) annuity, IRA or after-tax dollars from a qualified plan.

7.	Effective April 1, 2007, participants will pay explicit recordkeeping and administrative fees, less any implicit fees paid to the recordkeeper through revenue-sharing arrangements with certain mutual funds.

8.	Effective April 1, 2007, in lieu of making their own investment elections, participants may choose to have a personalized mix of the Plan’s core fund options selected for them through the Plan’s personal asset manager feature.

9.	Effective April 1, 2007, participants may establish a self-directed brokerage account (SDA) to invest up to 90% of their vested account in the investment vehicles allowed by the SDA. Amounts credited to the SDA are not available for loans or in-service withdrawals.

10.	Effective April 1, 2007, participants may elect to have their investment mix automatically rebalanced according to their future investment elections on a quarterly, semi-annual, or annual basis.

11.	Effective April 1, 2007, former participants may elect to receive partial, instead of total, distributions and loans. Former participants may also elect to continue loan repayments upon termination of employment or retirement.

12.	Effective April 1, 2007, the restriction of a maximum of two post age 59 1/2 withdrawals per year is eliminated.

13.	Effective April 1, 2007, in-service withdrawals and loans will also include the Roth 401(k) source.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
Common and Collective Trusts

*Wells Fargo Short Term Investments Cl G	Short-Term Investments***	*	*	$9,016,814
*Wells Fargo S&P 500 Index Fund Cl G	Index Fund	*	*	136,429,483

Total common and collective trusts				145,446,297

Mutual Funds
Putnam Voyager Fund Cl A	Large Cap Growth Fund	*	*	46,665,515
Vanguard Lifestrategy Conservative Growth Fund Inst.	Conservative LifeStyle Fund	*	*	13,031,887
Vanguard Lifestrategy Moderate Growth Fund Inst.	Moderate LifeStyle Fund	*	*	28,880,077
Vanguard Lifestrategy Growth Fund Inst.	Aggressive LifeStyle Fund	*	*	35,616,294
Black Rock Value Opportunities Fund Cl I	Small Cap Core Fund	*	*	74,872,264
AIM Mid Cap Core Equity Fund Cl I	Mid Cap Core Fund	*	*	19,268,045
PIMCO Total Return Fund Inst.	Intermediate Bond Fund	*	*	14,657,142
T. Rowe Price Equity Income Fund	Large Cap Value Fund	*	*	43,921,103
American FDS EuroPacific Growth Fund R5	International Equity Fund	*	*	72,585,776

Total mutual funds				349,498,103

Synthetic Investment Contracts	Fixed Income Fund
Bank of America N.A. Wrap maturity date 3/15/16, yield 4.51%				212,585
CWL 2005-3 AF4 maturity date 4/25/09		*	*	997,993
CXHE 2005-B AF4 maturity date 3/25/11		*	*	986,800
FHR 2798 JP maturity date 11/15/12		*	*	1,196,475
FHR 2828 YA maturity date 1/15/13		*	*	1,556,754
FHR 2934 MA maturity date 3/15/16		*	*	1,180,290
FHR 3087 NA maturity date 8/15/16		*	*	875,058
FNR 2006-69 GC maturity date 4/25/17		*	*	1,864,433
FHR 3170 EC maturity date 3/15/16		*	*	1,385,910
GMACC 2004-C3 A3 maturity date 1/10/10		*	*	1,464,054
GE Capital Corp 4.625 maturity date 9/15/09		*	*	1,989,857
GE 4.25% maturity date 1/15/08		*	*	1,995,967
GCCFC 2004-GG1 A3 maturity date 3/10/09		*	*	986,290
MER 4.75% maturity date 11/20/09		*	*	1,488,540
MET 4.25% maturity date 7/30/09		*	*	983,133
MG Fund 3.9% maturity date 6/15/09		*	*	970,173
MSC 2004-IQ8 A2 maturity date 6/15/09		*	*	1,221,495
WBCMT 2006-C29 A2 maturity date 12/15/11		*	*	1,501,763

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
AIG Financial Products Wrap maturity date 4/15/20, yield 4.77%				33,968
BACM 2005-1 A3 maturity date 4/10/11		*	*	1,986,968
BACM 2005-2 AAB maturity date 12/10/14		*	*	1,474,983
BAC 7.40% maturity date 1/15/11		*	*	2,222,424
CWL 2005-10 AF3 maturity date 3/25/10		*	*	1,483,433
CFAB 2002-4 1A4 maturity date 3/25/07		*	*	170,974
FGG11751 maturity date 2/15/20		*	*	1,228,481
FGG11810 maturity date 11/15/19		*	*	1,254,378
FN255891 maturity date 6/25/20		*	*	932,711
FNR 2003-75 NB maturity date 12/25/11		*	*	986,369
FNR 2003-109 CX maturity date 6/25/12		*	*	1,319,124
FHR 2808 YA maturity date 8/15/12		*	*	1,430,820
FHR 3178 A maturity date 8/15/18		*	*	1,890,317
HSBC 5.25 maturity date 1/14/11		*	*	1,536,576
RFMS2 2006-HI2 A3 maturity date 3/25/13		*	*	753,754
MSDWC 2001-TOP1 A2 maturity date 11/15/08		*	*	205,805
MSDWC 2001-TOP5 A2 maturity date 1/15/08		*	*	396,295
T 5.0% maturity date 7/31/08		*	*	2,045,128

UBS A.G. Wrap maturity date 11/15/19, yield 4.18%				284,623
CAT 4.35% maturity date 3/04/09		*	*	1,482,255
FGG11678 maturity date 10/15/19		*	*	773,793
FN677680 maturity date 3/25/17		*	*	456,094
FHR 2611 KC maturity date 3/15/12		*	*	903,399
FN254437 FNMA 7-yr. 5%		*	*	380,486
FNR 2005-121 AJ maturity date 10/25/17		*	*	1,699,975
FHR 3048 QA maturity date 11/15/17		*	*	1,832,425
FNCI 4.5% Pool 683124 maturity date 8/25/17		*	*	1,033,401
FN695871 maturity date 10/25/17		*	*	561,785
MSC 2006-IQ11 A2 maturity date 6/15/11		*	*	2,040,788
MSDWC 2002-TOP7 A1 maturity date 4/15/11		*	*	520,799
PERF 2005-1 A4 maturity date 6/25/12		*	*	1,459,513
POPLR 2005-A AF3 maturity date 10/25/11		*	*	986,872
RFMS2 2004-HS1 AI4 maturity date 1/25/10		*	*	1,948,403
WBCMT 2005-C17 A2 maturity date 12/15/11		*	*	1,479,435
WBCMT 2004-C10 A2 maturity date 12/15/10		*	*	2,420,960
WFC 4.2 maturity date 1/15/10		*	*	1,471,800

Monumental Life Insurance Co. Wrap maturity date 4/15/20, Yield 4.66%				209,232
CWL 2005-12 1A4 maturity date 11/25/13		*	*	1,280,508
C 5.125 maturity date 2/14/11		*	*	2,011,423
CRMSI 2006-1 A3 maturity date 8-25-10		*	*	1,509,698
FGG18056 maturity date 2/15/20		*	*	805,225
FGB11935 maturity date 7/15/18		*	*	1,326,919
FNR 2003-67 GN maturity date 06/25/09		*	*	1,713,569
FHR 2664 GA maturity date 09/15/12		*	*	1,237,577
FHR 3095 GB maturity date 3/15/18		*	*	924,779
JPMCC 2001-CIB3 A2 maturity date 11/15/10		*	*	1,222,186
LBUBS 2004-C6 A3 maturity date 2/15/11		*	*	979,299

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
MLCFC 2006-1 A2 maturity date 3/12/13		*	*	1,213,491
MSC 2003-IQ5 A3 maturity date 7/15/12		*	*	1,985,110
RAMP 2004-RS6 AI3 maturity date 11/25/07		*	*	179,023
RAMP 2004-RS6 AI4 maturity date 1/25/11		*	*	1,000,867
RASC 2002-KS8 A4 maturity date 10/25/07		*	*	295,450
RASC 2004-KS2 AI6 maturity date 1/25/13		*	*	959,863
T 4 7/8 maturity date 8/15/09		*	*	2,022,182
WBCMT 2006-C25 A2 maturity date 6/15/11		*	*	1,522,845

JP Morgan Bank Wrap maturity date 2/16/21, yield 4.49%				304,868
SO 4.7 maturity date 12/1/10		*	*	1,474,225
CFAB 2004-1 1A3 maturity date 8/25/07		*	*	283,346
FGG11678 maturity date 10/15/19		*	*	1,160,690
FGG11850 maturity date 3/15/19		*	*	829,383
FHR 2378 A maturity date 2/15/09		*	*	243,130
FNMA Pool #254458 5% 8-1-1 maturity date 1/25/17		*	*	995,484
FNR 2003-125 AM maturity date 4/25/13		*	*	592,732
FNR 2003-109 CJ maturity date 6/25/12		*	*	440,689
FHR 2685 DQ maturity date 1/15/18		*	*	1,294,034
FHR 2685 MX maturity date 9/15/12		*	*	1,716,297
FHR 2713 G maturity date 9/15/12		*	*	1,196,004
FHR 2901 CA maturity date 10/15/18		*	*	1,116,363
FHR 3002 YD maturity date 2/15/21		*	*	1,285,565
FHR 3152 LA maturity date 4/15/18		*	*	1,895,711
FN695896 maturity date 12/25/17		*	*	574,263
GNR 2002-15 PG maturity date 6/20/15		*	*	94,810
MI 5.35 maturity date 4/1/11		*	*	1,716,280
MET 5.75% 144A maturity date 7/25/11		*	*	1,028,543
MSC 2004-HQ3 A2 maturity date 7/13/10		*	*	1,948,030
RAMP 2003-RS7 AI4 maturity date 8/25/08		*	*	1,244,584
RAMP 2004-RS10 AI4 maturity date 9/25/10		*	*	791,103

Rabobank Nederland N.V. Wrap maturity date 5/28/24, yield 4.32%				393,521
BSCMS 2001-TOP4 A1 maturity date 12/15/10		*	*	818,928
BSCMS 2006-TOP24 A2 maturity date 10/12/11		*	*	1,513,560
FGB13150 maturity date 9/15/18		*	*	1,300,157
FN254486 maturity date 2/25/17		*	*	601,204
FNR 2003-14 AN maturity date 11/25/23		*	*	725,852
FNR 2003-57 NB maturity date 1/25/18		*	*	816,748
FNR 2005-85 AJ maturity date 10/25/17		*	*	1,620,542
FHR 2950 AB maturity date 7/15/18		*	*	769,612
FN768658 maturity date 9/25/18		*	*	624,316
LBUBS 2002-C7 A-3 maturity date 8/15/12		*	*	1,973,325
LBUBS 2003-C5 A-2 maturity date 8/15/11		*	*	990,360
LBUBS 2003-C5 A-3 maturity date 4/15/13		*	*	1,446,750
MBNAP 2005-2 A4 – 144A maturity date 3/15/11		*	*	977,060
MWD 4.00 maturity date 1/15/10		*	*	1,461,415
MSDWC 2003-TOP9 A1 maturity date 7/13/11		*	*	1,035,558
POPLR 2005-B AF4 maturity date 9/25/11		*	*	979,933

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
FORM 5500, SCHEDULE H: PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

Identity of Issuer, Borrower,
Lessor or Similar Party	Description	Cost		Current Value
WBCMT 2006-C23 A2 maturity date 2/12/11		*	*	2,010,120
WB 5.35 maturity date 3/15/11		*	*	2,023,473

CDC Wraps maturity date 4/17/17, yield 4.66%				147,951
BSCMS 2004-T14 A2 maturity date 3/12/09		*	*	1,962,870
BSCMS 2002-TOP6 A1 maturity date 1/15/11		*	*	1,484,424
CWL 2004-7 AF4 maturity date 9/25/08		*	*	1,493,638
CWL 2005-7 AF4 maturity date 1/25/15		*	*	981,726
CFAB 2004-2 1A4 maturity date 7/25/10		*	*	1,999,372
CWL 2006-S3 A4 maturity date 12/25/11		*	*	1,802,800
FGE91523 maturity date 3/15/17		*	*	1,419,174
FNR 2003-112 AB maturity date 5/25/12		*	*	832,489
FHR 2770 QA maturity date 2/15/14		*	*	1,606,226
FHR 2849 AL maturity date 11/15/13		*	*	698,332
FHR 3211 MH maturity date 8/15/23		*	*	1,933,471
GMACC 2003-C3 A3 maturity date 4/10/13		*	*	982,182
LEH 5 3/4 maturity date 7/18/11		*	*	1,543,700
RAMP 2004-RS8 AI3 maturity date 10/25/07		*	*	433,183
RAMP 2004-RS8 AI4 maturity date 5/25/10		*	*	1,295,056
USB 5.3 maturity date 4/28/09		*	*	1,516,972

Total synthetic investment contracts				154,788,264

Guaranteed Investment Contracts	Fixed Income Fund
New York Life Insurance Company maturity date 3/31/09, yield 3.46%		*	*	2,722,274

Total guaranteed investment contracts				2,722,274

Other Investments
*Pinnacle West Common Stock	Pinnacle West Stock Fund	$96,585,775		161,725,930
****Participant Loans	Participant Loans	*	*	21,321,333

Total other investments				183,047,263

Total Assets Held for Investment Purposes

				$835,502,201

*	Related Party

**	Cost information not provided as investments are participant-directed.

***	Short-Term Investments represent $5,984,843 from the Fixed Income Fund and $3,031,971 from the Pinnacle West Stock Fund.

****	Interest rates for outstanding loans as of December 31, 2006 ranged from 5% to 10.5% with maturity dates ranging from 2007 to 2021.

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

(Name of Plan)

Date:	June 21, 2007	By	/s/ Armando B. Flores

Armando B. Flores
Chairman of the Administrative Committee
and Executive Vice President,
Corporate Business Services
Arizona Public Service Company